 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Camner, Alfred R. (Last) (First) (Middle) 255 Alhambra Circle (Street) Coral Gables, FL 33134 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BankUnited Financial Corp; BKUNA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/14/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman of the Board and Chief Executive Officer of the Issuer and BankUnited, FSB
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Class A Common Stock	02/14/2003		M		329	A	$7.25	329	D
Class A Common Stock	02/14/2003		M		329	A	$7.25	329	I	By Mother (1)
Class B Common Stock (2)	02/18/2003		J		2,515	D	$7.25	17,226	I	By Mother (3)
Class B Common Stock	02/18/2003		J		2,515	A	$7.25	42,266	I	By Trust for Descendants (3)
Class B Common Stock								$23,260	I	By Rabbi Trust
Class B Common Stock								$1,914	I	By Wife
Class B Common Stock								$311,669	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option (right to buy)	$7.25	02/14/2003		M			83	10/14/1998	02/16/2003	Class A Common Stock	83		$0	D
Stock Option (right to buy)	$7.25	02/14/2003		M			68	10/14/1998	05/24/2003	Class A Common Stock	68		$0	D
Stock Option (right to buy)	$7.25	02/14/2003		M			85	10/14/1998	08/23/2003	Class A Common Stock	85		$0	D
Stock Option (right to buy)	$7.25	02/14/2003		M			93	10/14/1998	11/22/2003	Class A Common Stock	93		$0	D

Explanation of Responses:

(1)The Reporting Person's mother acquired 329 shares of Class A Common Stock following the exercise of stock options.
(2)Each share of Class B Common Stock is convertible into one share of Class A Common Stock.
(3)The Reporting Person's mother transferred 2,515 shares of Class B Common Stock into a trust held for the benefit of the Reporting Person's descendants to repay an outstanding loan. The Reporting Person is a trustee of this trust.

By:	Date:
/s/ Alfred R. Camner	02/19/2003
Alfred R. Camner
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.